OFFICER'S FINANCIAL CERTIFICATION

I, Sarah Edwards, certify that:

(1) the financial statements of Esembly, Inc. included in this Form are true and complete in all material respects;

(2) the tax return information of Esembly, Inc. included in this Form reflects accurately the information reported on the tax return for Esembly, Inc. filed for the fiscal year ended 2019.

IN WITNESS WHEREOF, this Officer's Financial Certification has been executed as of the Date below.

Company: Esembly, Inc.

By: _SEdwards_

Printed: Sarah Edwards

Title: CFO

Esembly Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2019

Esembly Inc.

TABLE OF CONTENTS

	Page
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2019 AND FOR THE YEAR THEN ENDED:	
Balance Sheet	1
Statement of Operations	2
Statement of Changes in Stockholders' Equity (Deficit)	3
Statement of Cash Flows	4
Notes to Financial Statements	5-11

Esembly Inc.
BALANCE SHEET (UNAUDITED)
As of December 31, 2019

ASSETS

Current Assets:

Cash and cash equivalents	$	171,329
Other receivable		2,633
Prepaid interest		11,353
Inventory		240,298
Total Current Assets		425,613

Non-Current Asset:

Intangible assets - trademarks	9,185
Total Non-Current Asset	9,185

TOTAL ASSETS	$	434,798

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities:

Accounts payable and accrued expenses	$	7,080
Accrued interest payable		2,700
Accrued compensation payable		15,000
Note payable - related party, current portion		26,527
Total Current Liabilities		51,307

Long-Term Liabilities:

Note payable - related party, net of current portion	128,700
Note payable - service agreement	150,000
Convertible notes payable	45,000
Total Long-Term Liabilities	323,700
Total Liabilities	375,007

Stockholders' Equity (Deficit):

Class A Common stock, $0.001 par, 1,000,000 shares authorized, 134,545 shares issued and outstanding as of December 31, 2018	135
Class B Common stock, $0.001 par, 1,000,000 shares authorized, 6,258 shares issued and outstanding as of December 31, 2018	6
Additional paid-in capital	1,004,462
Accumulated deficit	(944,812)
Total Stockholders' Equity (Deficit)	59,791

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	434,798

No assurance is provided.
See accompanying notes, which are integral part of these financial statements.

Esembly Inc.
STATEMENT OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2019

Net revenues	$	74,707
Cost of net revenues		79,173
Gross profit/(loss)		(4,466)
Operating Expenses:		
General & administrative		319,291
Research & development		3,604
Sales & marketing		302,413
Total Operating Expenses		625,308
Loss from operations		(629,774)
Other Income (Expense):		
Interest income		3,910
Interest expense		(7,724)
Total Other Income (Expense)		(3,814)
Net Loss	$	(633,588)

Esembly Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the year ended December 31, 2019

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount	Number of Shares	Amount			
Balance at January 1, 2019	108,910	$ 109	6,258	$ 6	$ 492,813	$ (311,224)	$ 181,704
Issuance of common stock - founder	12,777	13	-	-	255,016	-	255,029
Issuance of common stock - service provider	12,858	13	-	-	256,633	-	256,646
Net loss	-	-	-	-	-	(633,588)	(633,588)
Balance at December 31, 2019	134,545	$ 135	6,258	$ 6	$ 1,004,462	$ (944,812)	$ 59,791

Esembly Inc.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2019

Cash Flows from Operating Activities		
Net Loss	$	(633,588)
Adjustments to reconcile net loss to net cash used in		
operating activites:		
Common stock issued for services		256,646
Stock based compensation		255,029
Promissory note issued for services		150,000
Changes in operating assets and liabilities:		
(Increase)/Decrease in inventory		(205,936)
(Increase)/Decrease in accounts receivable		(2,633)
(Increase)/Decrease in prepaid interest		(11,353)
Increase/(Decrease) in account payable and accrued expenses		5,671
Increase/(Decrease) in accrued interest payable		2,700
Increase/(Decrease) in accrued expenses - services agreement		(120,000)
Increase/(Decrease) in accrued compensation payable		(5,000)
Net Cash Used in Operating Activities		(308,464)
Cash Flows from Investing Activities		
Capitalized trademark expenditures		(5,495)
Net Cash Used in Investing Activities		(5,495)
Cash Flows from Financing Activities		
Repayment of notes payable - related party		(6,100)
Proceeds from notes payable - related party		119,476
Net Cash Provided by Financing Activities		113,376
Net Change In Cash		(200,583)
Cash at Beginning of Period		371,912
Cash at End of Period	$	171,329
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$	5,024
Supplemental Disclosure of Non-Cash Financing Activities:		
Issuance of common stock for services	$	511,675
Conversion of accrued expense service agreement to promissory note	$	150,000

NOTE 1: NATURE OF OPERATIONS

Esembly Inc. (the "Company") is a corporation formed on January 9, 2015 under the laws of the State of Delaware. The Company was originally named Indisposable Inc. and changed its name to Esembly Inc. on January 25, 2017. The Company designs and manufactures custom cotton infant reusable diapers, diaper-area skincare, laundry detergent, and reusable diapering accessories, with the intention of generating revenue through wholesale distribution and online direct to customer retail sales.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. As of December 31, 2019, inventory balance is $240,298 consisted of finished goods. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Intangible Assets

The Company capitalizes costs related to obtaining and filing trademark applications and estimates an indeterminate useful life for its trademarks. As a result, the Company does not record amortization expense on its trademarks. Trademark costs totaling $9,185 was capitalized as of December 31, 2019. The Company evaluates the capitalized costs for impairment and concluded no impairments exist as of December 31, 2019.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company typically collects revenue within 30 days of the date of shipment and recognizes revenue when the item has shipped. Revenues are net of returns and exclude sales tax. Cost of goods sold includes the cost of the cotton diapers, skincare creams and balms, laundry detergent, and other accessories, and freight charges.

Sales & Marketing

Sales and marketing costs are expensed as incurred and consisted entirely of brand development activities for the year ended December 31, 2019. Total expenses related to sales and marketing was $302,413 for the year ended December 31, 2019.

Research and Development

Research and development costs are expensed as incurred. Total expenses related to research and development was $3,604 for the year ended December 31, 2019.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $265,294 as of December 31, 2019. The Company pays Federal and New York state income taxes and has used an effective blended rate of 26% to derive net tax assets of $113,163 as of December 31, 2019, resulting from its net operating loss carryforwards, deferred compensation, and other temporary book to tax differences from tax basis to GAAP basis.

Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

Upon incorporation, the Company authorized 1 share of common stock with par value of $1 per share. The Company amended the certificate of incorporation on May 9, 2017 to authorize 1,000,000 shares of common stock with a par value of $0.001 per share. On March 22, 2018, the Company amended and restated the certificate of incorporation to authorize a total of 2,000,000 shares of common stock, consisting of 1,000,000 shares of Class A common stock and 1,000,000 shares of Class B common stock, both with a par value of $0.001 per share. All voting rights of the Company are exercised by holders of Class A common stock, Class B common stock are nonvoting shares.

The Company has 134,545 shares of Class A common stock and 6,258 shares of Class B common stock issued and outstanding as of December 31, 2019.

No assurance is provided.

Stock Issuances

During 2019, the Company issued 12,777 shares of Class A common stock to its founder for a services rendered. The Company recorded $255,029 to general and administrative expense in connection with this stock issuance.

During 2019, the Company issued 12,858 shares of Class A common stock to an advisor for services rendered. The Company recorded $256,646 to sales and marketing expense in connection with this stock issuance.

The value attributed to these stock issuances was determined using the stock pricing from the latest cash sales of the Company's stock of $19.96 per share.

See Note 5 and Note 6 regarding other potentially equity affecting arrangements outstanding.

NOTE 4: RELATED PARTY TRANSACTIONS

Note Payables – Related Party

On July 1, 2017, the Company signed a promissory note as a guarantor to one of the founders for cash consideration received, totaling $50,000. The promissory note was issued by Diaper Kind, a company owned and operated by the founders of Esembly Inc., and was guaranteed by the Company and two founders of the Company of the note (collectively the "Maker"). Under an informal arrangement amongst the parties comprising the Maker of the note, Esembly received the cash consideration and is responsible for repayment of the note and accrued interest thereon.

The note bears interest of 10% per annum and requires payment of accrued interest monthly on or before the last day of each calendar month, for a 12-month term ending on June 30, 2018. Thereafter, monthly payments of principal and interest based upon a 3-year amortization schedule are required. All principal and accrued interest is due no later than June 30, 2021. Early payment of principal is permitted. The balance of the related party note payable was $35,751 as of December 31, 2019. Interest expense related to the loan was $3,900 for the year ended December 31, 2019. There was no accrued interest on the note as of December 31, 2019.

Future principal payments under this arrangement are $26,527 and $9,224 for the years ending December 31, 2020 and 2021, respectively.

On October 30, 2019, Diaper Kind, a company owned and operated by the founders of Esembly Inc., obtained a loan in the amount of $150,000. The loan bear interest at a rate of 8.99% per annum. Monthly principal and interest payments in the amount of $3,113 are due based upon a 5-year amortization schedule. Under an informal arrangement amongst the founders of Esembly Inc. and Diaper Kind, Esembly received the cash consideration and is responsible for repayment of the loan to Diaper Kind and accrued interest thereon. Diaper Kind in turn will repay the loan payable. In November 2019, Diaper Kind transferred $107,000 to Esembly which was represents the net proceeds received from the loan less the first twelve months of principal and interest payments. Interest expense in the amount $1,124 has been recorded for the year ended December 31, 2019 in connection with this loan. The remaining interest paid to Diaper Kind in the amount of $11,353 has been recorded as prepaid interest in these financial statements.

No assurance is provided.

Sales Transactions – Related Party

During 2019, the Company conducted sales transactions with Diaper Kind, a company owned and operated by the owners of Esembly Inc. Sales to related parties totaled $18,370 for the year ended December 31, 2019. There was no accounts receivable related to such sales as of December 31, 2019.

NOTE 5: CONVERTIBLE NOTES PAYABLE

In October 2018, the Company issued five convertible promissory notes for a total principal of $45,000. The convertible promissory notes bear interest at 6% and will be due and payable by the Company on demand by the noteholders on or after June 30, 2020. Upon maturity and demand by the noteholders, the loans are to be repaid quarterly using a three-year amortization following the date of maturity and demand. Interest accrual commences on January 1, 2019 and no interest payments are due prior to maturity.

The notes are convertible into the Company's equity upon the next equity financing transaction over $1,000,000 at a price per share determined by the lesser of a 20% discount to the share pricing in the triggering equity financing or the price per share determined by a $2,000,000 pre-money valuation on the Company's fully diluted capitalization. The notes are also convertible to the Company's equity at a price per share determined by a $2,000,000 pre-money valuation on the Company's fully diluted capitalization if and upon a corporate transaction (as defined in the note agreements) or upon maturity at the noteholders election. If there is a change in control event prior to conversion or maturity, noteholders are entitled to payment of two times the then outstanding principal and accrued interest.

In the event that the Company issues notes in subsequent financing rounds with terms more favorable, the noteholders note terms are automatically adjusted to have the same benefit as the new notes.

As of December 31, 2019, the outstanding balance of the convertible notes is $45,000. Interest in the amount of $2,700 has been accrued as of December 31, 2019.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

Services Agreement

On May 17, 2017, the Company entered into a services agreement with an outside service provider for brand development, marketing, design, and other creative services related to the launch of the Company, in accordance with approved "Estimates" or descriptive project documents. The agreement has an initial term of 1 year and may be renewed for successive 1-year periods by written agreement of the parties. Either party may terminate the agreement without cause with 60 days' prior written notice at any time during the term (early termination).

Pursuant to the services agreement, and in lieu of invoicing the Company for its services, the service provider will accept as compensation a cash fee of $150,000 in the form of a secured promissory note from the Company upon completion of the services agreement. The note is secured by the assets of the Company pursuant to a security agreement. In the event of early termination of the services agreement, the compensation will be prorated based on the percentage of the total work the service provider delivers to and is usable by the Company.

The secured promissory note bears interest equal to the prime rate (published in the Wall Street Journal on the calculation date) plus 2%; the interest rate is adjusted yearly on the anniversary date of the issuance of the note. Interest does not begin to accrue until the second anniversary of the issuance date of the note. Beginning on the two-year anniversary of the issuance date of the note, the Company is required to pay all accrued and unpaid interest on or before the first day of each calendar month. The note matures on the second anniversary of the date the first payment is due. Upon maturity, all outstanding principal and unpaid accrued interest is due and payable to the service provider. Early payment of principal is permitted.

On November 1, 2019, all of the services provided under the service agreement were complete and the Company has recorded a secured promissory note in the amount of $150,000. For the year ended December 31, 2019, the Company recorded $30,000 in expenses related to this agreement.

In connection with and contemporaneously with the issuance of the secured promissory note, the Company will enter into a security agreement with the service provider. Under the security agreement, the Company will grant to the service provider a security interest in and to all of the Company's personal property described in the security agreement, wherever located, whether used personally or in the operation of any business, now owned or after-acquired, additions and accessions to the property, and any proceeds of the property including, but not limited to, the items listed specifically in the security agreement.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

SAFE Agreement

In March 2020, the Company entered into SAFE agreements for an aggregate purchase amount of $615,000. The agreements, which provide the right of the investors to future equity in the Company, are convertible into the Company's stock if and upon an equity financing event at the conversion price equal to the lesser of a 20% discount to the share pricing in the triggering round or the price per share determined based upon a $5,000,000 valuation on the Company's fully diluted capitalization. If there if a liquidity event prior to the conversion of the SAFE agreements, the SAFE agreements are paid the greater of the then outstanding purchase amount or the price per share that they would receive if converted to stock at a $5,000,000 valuation on the Company's fully diluted capitalization. The SAFE agreements are junior to all other outstanding debts of the Company.

Management's Evaluation

Management has evaluated subsequent events through April 28, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.